Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June. 30,		Six Months ended June. 30,
	2005	2004	2005	2004

Computation of loss per common share:

Net loss applicable to common shares	$(974,181)	$(1,263,529)	$(2,443,373)	$(2,375,170)

Weighted average number of common shares	99,081,410	96,536,111	98,501,019	96,273,901

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.